                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-C

                Report By Issuer of Securities Quoted on NASDAQ
                          Interdealer Quotation System

  Filed Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                     and Rule 13a-17 or 15d-17 thereunder

                           DELL COMPUTER CORPORATION
               (Exact name of issuer as specified in its charter)

            2214 West Braker Lane, Suite D, Austin, Texas 78758-4053
                    (Address of principal executive offices)

                                 (512) 338-4400
               (Issuer's telephone number, including area code)

                    I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

1.   Title of security  . . . . . . . . .          Common Stock, par value $.01 per share
2.   Number of shares outstanding
          before the change . . . . . . .          46,499,548
3.   Number of shares outstanding
          after the change  . . . . . . .          92,999,096
4.   Effective date of the change   . . .          October 27, 1995
5.   Method of change:
          Specify method . . . . . . . . .         Stock split
          Give brief description of
             transaction  . . . . . . . .          Two-for-one stock split effected through dividend of one share of
                                                   Common Stock per share of Common Stock outstanding at the close of business on October 20, 1995. Declared an October 9, 1995;
                                                   distributed on October 27, 1995.



                         II.  CHANGE IN NAME OF ISSUER

                                 Not applicable





Date: October 31, 1995                       /s/  THOMAS B. GREEN
                                         --------------------------------------
                                         Thomas B. Green, General Counsel